PARAMOUNT ENERGY TRUST

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of PET’s operating and financial results for the three months ended March 31, 2008 as well as information and estimates concerning the Trust’s future outlook based on currently available information. This discussion should be read in conjunction with the Trust’s consolidated financial statements and accompanying notes for the three months ended March 31, 2008 and 2007 as well as the Trust’s audited consolidated financial statements and accompanying notes and MD&A for the years ended December 31, 2007 and 2006. Readers are referred to the advisories regarding forecasts, assumptions and other forward-looking information contained in the “Forward Looking Information” section of this MD&A.  The date of this MD&A is May 8, 2008.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead. For natural gas, gigajoules (“GJ”) are converted to Mcf at a conversion ratio of     1.0546 GJ: 1 Mcf.

SIGNIFICANT ACCOUNTING POLICIES AND NON-GAAP MEASURES

Successful efforts accounting

The Trust follows the successful efforts method of accounting for its petroleum and natural gas operations.  This method differs from the full cost accounting method in that exploration expenditures, including exploratory dry hole costs, geological and geophysical costs, lease rentals on undeveloped properties as well as the cost of surrendered leases and abandoned wells are expensed rather than capitalized in the year incurred.  However, to make reported funds flow in this MD&A comparable to industry practice the Trust reclassifies geological and geophysical costs as well as surrendered leases and abandonment costs from operating to investing activities.

Funds flow

Management uses funds flow from operations before changes in non-cash working capital (“funds flow”), funds flow per Trust Unit and annualized funds flow to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore it may not be comparable to the calculation of similar measures for other entities.  Funds flow as presented is not intended to represent operating profits for the period nor should it be viewed as an alternative to funds flow provided by operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.  Funds flow is reconciled to its closest GAAP measure, funds flow provided by operating activities, as follows:

Funds flow GAAP reconciliation	Three months ended March 31
($ thousands except per Trust Unit amounts)	2008	2007
Cash flow provided by operating activities	52,901	66,949
Exploration costs (1)	3,024	4,224
Expenditures on asset retirement obligations	1,716	1,831
Changes in non-cash operating working capital	(1,450)	(7,407)
Funds flow	56,191	65,597
Funds flow per Trust Unit (2)	$ 0.51	$ 0.76

(1)

Certain exploration costs are added back to funds flow in order to be more comparable to other energy trusts that use the full cost method of accounting for oil and gas activities.  Exploration costs that are added back to funds flow include seismic expenditures, dry hole costs and expired leases and are considered by PET to be more closely related to investing activities than operating activities.

(2)

Based on weighted average Trust Units outstanding for the period.

Additional significant accounting policies and non-GAAP measures are discussed elsewhere in this MD&A.

OPERATIONS

Production

	Three months ended March 31
Natural gas production by core area (MMcfe/d)	2008	2007
Northern district
West Side	37.7	40.5
East Side	25.6	23.9
Athabasca	52.8	60.1
Northern district total	116.1	124.5
Southern district
Birchwavy West	24.9	3.1
Birchwavy East	29.1	3.8
East Central	3.7	1.8
Southern district total	57.7	8.7

Severo Energy Corp.	7.6	4.3
Other	2.4	4.2
Total	183.8	141.7
Deemed production from gas over bitumen financial solution	20.0	19.8
Total actual and deemed production	203.8	161.5

Average production measured 183.8 MMcfe/d for the three months ended March 31, 2008, a 30 percent increase from 141.7 MMcfe/d reported in the first quarter of 2007.  The significant increase in production is due to the acquisition of natural gas properties and related assets located primarily in east central Alberta (the “Birchwavy Acquisition”) which closed on June 26, 2007 as well as continuing development of the Trust’s existing properties. In addition, completion, recompletion and workover operations were undertaken on more than 225 wellbores. PET’s winter capital program added approximately 18 MMcf/d (first 12 months average) of new production. Including the deemed production volume related to the gas over bitumen financial solution, average aggregate daily production (actual and deemed) increased 26 percent to 203.8 MMcfe/d from 161.5 MMcfe/d in the first quarter of 2007.

Production decreased three percent from 190.3 MMcfe/d in the fourth quarter of 2007 as a result of the disposition of several minor non-core assets in southern Alberta and Saskatchewan over the past six months as well as extreme cold weather-related downtime in the Northern district core areas in late January and February. The assets which were sold in late 2007 and the first quarter of 2008 averaged production of 2.5 MMcfe/d for the fourth quarter of 2007.

Capital Expenditures

	Three months ended March 31
Capital expenditures ($ thousands)	2008	2007
Exploration and development expenditures (1)	45,821	$ 61,239
Crown and freehold land purchases	623	2,045
Acquisitions	36	4,893
Dispositions	(6,382)	(2,053)
Other	426	371
Total capital expenditures	40,524	$ 66,495

(1)

Exploration and development expenditures for the three months ended March 31, 2008 include approximately $3.0 million in exploration costs (three months ended March 31, 2007 - $4.2 million) which have been expensed directly on the Trust’s statement of earnings (loss) in accordance with the successful efforts method of accounting. Exploration costs including seismic expenditures, dry hole costs and expired leases are considered by PET to be more closely related to investing activities than operating activities, and therefore they are included with capital expenditures in this table.

Exploration, development and land expenditures totaled $46.4 million for the three months ended March 31, 2008, and were concentrated on drilling, workover, completion and tie-in activities primarily in the Trust’s three core areas in northeast Alberta, as well as seismic program acquisition for delineation and refinement of prospects in that area and Crown and freehold land purchases to replenish the prospect inventory. PET drilled 37 wells (30.2 net) with a 95 percent net success rate in the quarter. In addition, tie-in activities on 13 wells drilled in the Southern district in late 2007 brought on new production volumes in the first quarter of 2008.

PET acquired 27,000 net acres of Crown and freehold lands at an average price of $23 per acre in the first quarter of 2008, as compared to 48,000 net acres at a price of $43 per acre for the comparative period in 2007. Of the net acreage acquired in the current quarter, 23,000 acres relate to the purchase of oil sands leases within the Athabasca core area.

Dispositions of $6.4 million for the three months ended March 31, 2008 were comprised primarily of minor non-core natural gas properties in southern Alberta and Saskatchewan bringing total proceeds from disposition of non-core properties in the last six months to $14.5 million.

MARKETING

Natural gas prices

	Three months ended March 31
Natural gas prices ($/Mcfe, except percent amounts)	2008	2007
Reference prices
AECO Monthly Index	7.13	7.46
AECO Daily Index	7.98	7.40
Alberta Gas Reference Price (1)	7.12	7.05

Average PET prices
Before financial hedging and physical forward sales (2)	7.05	7.32
Percent of AECO Monthly Index (%)	99	98
Before financial hedging (3)	7.12	7.82
Percent of AECO Monthly Index (%)	100	105
After financial hedging and physical forward sales (“Realized” natural gas price)	7.29	8.94
Percent of AECO Monthly Index (%)	102	120

(1)

Alberta Gas Reference Price is the price used to calculate Alberta Crown royalties. Alberta Gas Reference Price for March is an estimate.

(2)

PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Trust’s natural gas price before financial hedging and physical forward sales, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO Monthly Index.

(3)

Natural gas price before financial hedging includes physical forward sales contracts for which delivery was made during the reporting period but excludes realized gains and losses on financial instruments.

Realized natural gas prices decreased by 18 percent for the three months ended March 31, 2008 to $7.29 per Mcfe from $8.94 per Mcfe in 2007, as compared to a four percent decrease in AECO Monthly Index prices from quarter to quarter. The Trust’s realized gas price exceeded the AECO Monthly Index price by two percent for the current period as a result of $2.8 million in realized gains on financial forward natural gas contracts as well as $1.2 million in net revenues from physical forward gas sales contracts that settled at fixed prices above the AECO Monthly Index for the period. In the three months ended March 31, 2007, PET realized $14.3 million in financial instrument gains, of which $8.5 million related to early termination of fixed-price forward financial contracts, leading to the higher realized gas price in that quarter.

Risk Management

PET’s risk management strategy is focused on using financial instruments to mitigate the effect of commodity price volatility on funds flow and distributions, to lock in attractive economics on acquisitions and to take advantage of perceived anomalies in natural gas markets. The Trust maintains a balanced gas price risk management portfolio using both financial hedge arrangements and physical forward sales to hedge up to a maximum of 50 percent of forecast production including gas over bitumen deemed volumes. PET will also enter into foreign exchange swaps and physical or financial swaps related to the differential between natural gas prices at the AECO and NYMEX trading hubs in order to mitigate the effects of fluctuations in foreign exchange rates and basis differentials on the Trust’s realized gas price. The term “financial instruments” includes all financial and physical risk management contracts. Although PET considers these risk management contracts to be effective economic hedges against potential gas price volatility, the Trust does not follow hedge accounting for its financial instruments.

PET’s hedging activities are conducted by an internal Risk Management Committee under guidelines approved by the administrator’s Board of Directors. PET’s hedging strategy though designed to protect cash flow and distributions is opportunistic in nature. The Trust may elect to reduce or increase its hedging contracts depending on perceived position in the commodity price cycle. The Trust mitigates credit risk by entering into risk management contracts with financially sound, credit-worthy counterparties.

PET’s hedging strategy has been focused on locking in periodic strength in AECO and NYMEX forward prices over the past two years to ensure a base level of production revenue, despite weakness in spot prices related to such factors as high gas storage levels, increases in liquefied natural gas (“LNG”) imports into North America and variable cooling and heating demand. PET estimates that additional realized natural gas revenues and funds flows of $51.0 million in 2006, $62.5 million in 2007 and $4.0 million for the first quarter of 2008 can be attributed to the Trust’s risk management program.

The first quarter of 2008 saw a significant shift in several fundamental price drivers within natural gas markets. The arrival of extremely cold winter weather in major consuming regions, particularly in the northeastern United States, had the effect of increasing natural gas usage and reducing storage levels. LNG imports also decreased dramatically as strong demand in Europe and Asia diverted LNG shipments to other global markets outside North America, further reducing storage levels such that natural gas storage in the U.S. exited the winter heating season almost exactly at five-year average levels. These factors contributed to a 41 percent increase in AECO spot gas prices from $6.32 per GJ on December 31, 2007 to $8.89 per GJ on March 31, 2008 and a corresponding increase in AECO forward prices over the quarter.

As at December 31, 2007, PET had a mark-to-market financial instrument asset of $20.0 million recorded on its balance sheet in respect of forward financial and physical natural gas contracts outstanding as of that date. As a result of the significant increase in natural gas prices during the quarter, a net mark-to-market financial instrument liability of $59.2 million was recorded at March 31, 2008. The difference of $79.2 million was included as an unrealized loss on financial instruments in the current period. PET’s funds flow and its ability to pay distributions is not impacted by these unrealized mark-to-market amounts.

For a complete list of PET’s outstanding financial instruments as at March 31, 2008, please see note 12 to the interim unaudited consolidated financial statements as at and for the three months ended March 31, 2008.

PET continued to supplement its risk management program after the end of the first quarter. Financial and physical natural gas forward sales arrangements at May 8, 2008 are as follows:

Financial hedges and physical forward sales contracts
Type of Contract	PET Buys/Sells	Volumes at AECO (GJ/d) (2)	Price ($/GJ) (1)	AECO/NYMEX Futures Market Price ($/GJ) (3)	Term
Financial	Sells	7,500	8.48		May 2008
Financial	Buys	(5,000)	8.29		May 2008
Period Total		2,500	8.48	8.92	May 2008
Financial	Sells	12,500	9.47		June 2008
Financial	Buys	(2,500)	9.45		June 2008
Period Total		10,000	9.47	9.63	June 2008
Financial	Sells	99,500	7.41		May – October 2008
Financial	Buys	(17,500)	7.04		May – October 2008
Physical	Sells	8,000	7.00		May – October 2008
Physical	Buys	(2,500)	6.56		May – October 2008
Period Total		87,500	7.38	9.62	May – October 2008
Financial – NYMEX	Sells	10,000	US $7.70		May – October 2008
Physical	Sells	5,000	US $6.68		May – October 2008
Period Total		15,000	US $7.36	US $11.41	May – October 2008
Physical	Sells	2,500	7.45		May – December 2008
Physical	Buys	(2,500)	6.63		May – December 2008
Period Total		-	-		May – December 2008
Financial	Sells	103,500	7.85		November 2008 – March 2009
Financial	Buys	(12,500)	8.30		November 2008 – March 2009
Physical	Sells	10,000	8.22		November 2008 – March 2009
Physical	Buys	(7,500)	7.70		November 2008 – March 2009
Period Total		93,500	7.88	10.46	November 2008 – March 2009
Financial – NYMEX	Sells	2,500	US $9.42		November 2008 – March 2009
Financial – NYMEX	Buys	(2,500)	US $9.26		November 2008 – March 2009
Period Total		-	-		November 2008 – March 2009
Financial	Sells	62,500	7.35		April – October 2009
Financial	Buys	(50,000)	7.24		April – October 2009
Physical	Sells	5,000	8.65		April – October 2009
Physical	Buys	(5,000)	8.45		April – October 2009
Period Total		12,500	7.44	8.77	April – October 2009
Financial	Sells	17,500	8.24		November 2009 – March 2010
Physical	Buys	(17,500)	8.14		November 2009 – March 2010
Period Total		-	-		November 2009 – March 2010

(1)

Average price calculated using weighted average price for sell contracts.

(2)

All transactions are at AECO unless identified specifically as a NYMEX transaction. NYMEX transactions are measured in US$ per MMBTU.

(3)

Futures market reflects AECO/NYMEX forward market prices as at May 8, 2008. NYMEX forward prices are measured in US$ per MMBTU.

In addition to the fixed price contracts above, PET has entered into a costless financial collar to sell 5,000 GJ/d for the November 2008 through March 2009 term at a floor price of $7.00 per GJ and a ceiling price of $8.00 per GJ.

As at May 8, 2008 the Trust had also entered into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows.  The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount.

AECO-NYMEX basis contracts
Type of contract	PET Buys/Sells	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial – basis	Sells	5,000	(0.98)	May – October 2008
Financial – basis	Buys	(5,000)	(1.05)	May – October 2008
Physical – basis	Sells	37,500	(0.97)	May – October 2008
Physical – basis	Buys	(22,500)	(1.05)	May – October 2008
Period Total		15,000	(0.97)	May – October 2008
Physical – basis	sold	17,500	$(0.45)	April – October 2010
Physical – basis	bought	(17,500)	$(0.73)	April – October 2010
Financial – basis	sold	15,000	$(0.55)	April – October 2011
Financial – basis	bought	(15,000)	$(0.55)	April – October 2011

FINANCIAL RESULTS

Revenue

	Three months ended March 31
Revenue ($ thousands)	2008	2007
Oil and natural gas revenues, before financial hedging (1)	119,071	99,693
Realized gains (losses) on financial instruments (2)	2,807	14,291
Total revenue	121,878	113,984

(1)

Includes revenues related to physical forward sales contracts which settled during the period.

(2)

Realized gains (losses) on financial instruments include settled financial forward contracts and options.

Oil and natural gas revenues increased to $121.9 million for the three months ended March 31, 2008 compared to $114.0 million for the first quarter of 2007 primarily due to a 30 percent increase in production levels offset by an 18 percent decline in realized natural gas prices. The Trust includes realized gains and losses on financial forward contracts in its calculation of realized natural gas prices after hedging.

Funds flow

	Three months ended March 31
	2008		2007
Funds flow reconciliation	$ millions	$/Mcfe	$ millions	$/Mcfe
Production (Bcfe)	16.7		12.8
Revenue (1)	121.9	7.29	114.0	8.94
Royalties	(17.7)	(1.06)	(14.7)	(1.15)
Operating costs	(33.1)	(1.98)	(25.4)	(1.99)
Transportation costs	(3.6)	(0.21)	(2.7)	(0.21)
Operating netback from production (3)	67.5	4.04	71.2	5.59
Gas over bitumen royalty adjustments	4.3	0.25	5.0	0.39
Lease rentals	(0.6)	(0.04)	(1.0)	(0.07)
General and administrative (2)	(7.0)	(0.42)	(4.0)	(0.32)
Interest on bank and other debt (2)	(4.2)	(0.25)	(3.1)	(0.25)
Interest on convertible debentures (2)	(3.8)	(0.22)	(2.5)	(0.20)
Funds flow (2) (3)	56.2	3.36	65.6	5.14

(1)

Revenue includes realized gains and losses on financial instruments.

(2)

Excludes non-cash items.

(3)

This is a non-GAAP measure; see “Significant accounting policies and non-GAAP measures” in this MD&A.

Royalties

For the three months ended March 31, 2008, PET’s average royalty rate (royalties as a percentage of revenues including gains and losses on financial instruments) climbed to 14.5 percent from 12.9 percent in the first quarter of 2007. The higher royalty rate in the current quarter is due to PET’s realized natural gas price being closer to the average Alberta Gas Reference Price for the period (102 percent of the Alberta Gas Reference Price as opposed to 127 percent of the Alberta Gas Reference Price in 2007). Alberta Crown royalties are based on the Alberta Gas Reference Price. Royalty expense increased from $14.7 million for the three months ended March 31, 2007 to $17.7 million for the current period as a result of higher natural gas production volumes.

New Alberta Royalty Regime

On October 25, 2007, the Government of Alberta announced a “New Royalty Framework” for oil and natural gas royalties in the Province of Alberta. New royalty rates will apply to all production effective January 1, 2009. While detailed Regulations have yet to be released, PET’s initial assessment is that, based on the Trust’s profile of well productivity for the first quarter of 2008 and at various natural gas prices, the effect of the new royalty framework on funds flow including estimated deductions for capital cost allowance and custom processing would be approximately as shown below. Crown royalty rates would rise relative to their current levels at higher gas prices and decrease relative to their current levels at lower gas prices. The rates presented are for Crown royalties only and do not include freehold and overriding royalties paid to landowners.

	AECO Gas Price ($/GJ)
Estimated change in royalty rate	$6.00	$7.00	$8.00	$10.00

Crown royalty rate under current royalties	11.2%	11.9%	12.4%	13.1%
Estimated Crown royalty rate under revised royalties	5.6%	9.3%	12.0%	17.6%
Increase (decrease) in royalty rate (percentage points)	(5.6%)	(2.6%)	(0.4%)	4.5%
Percentage increase (decrease) in royalty rate (%)	(50.0%)	(21.8%)	(3.0%)	34.4%

PET estimates that its total royalty rate for the three months ended March 31, 2008 including Crown, freehold and overriding royalties would have been 11.3 percent under the New Royalty Framework as opposed to the 14.5 percent actually incurred for the current quarter under the current royalty structure. The Crown royalty rate for the current quarter would have been approximately 8.3 percent under the New Royalty Framework compared to 11.7 percent under the current structure.

Operating Costs

Unit-of-production costs decreased one percent in the first three months of 2008, resulting from PET having a higher proportion of its production volumes in central Alberta in comparison to the first quarter of 2007. This was offset by $1.0 million in processing fee adjustments related to prior years that were received and recorded in the current quarter. Much of the Trust’s northeast Alberta properties are only accessible for maintenance and workover activities in the winter months and therefore tend to incur higher operating costs in the first quarter of the year. PET currently estimates operating costs to average $1.70 per Mcfe for the full year of 2008. Total operating costs increased to $33.1 million in the three months ended March 31, 2008 from $25.4 million for the same period in 2007 due to increased production volumes in the current quarter.

Transportation costs

Transportation costs on a unit-of-production basis were unchanged at $0.21 per Mcfe but increased $0.9 million to $3.6 million for three month period ended March 31, 2008 as compared to the three month period ended March 31, 2007 due to higher production volumes. PET has reduced its transportation expenses by an average of approximately $0.05 per Mcfe over the past two years as the Trust has pursued arrangements to market gas directly to end users proximal to the Trust’s northeast Alberta operations at market-based prices. These contracts benefit from reduced transportation costs.

Operating netback

Despite the 30 percent increase in production volumes, lower realized gas prices resulted in a $3.7 million decrease in PET’s operating netback to $67.5 million for the three months ended March 31, 2008 from $71.2 million for the three months ended March 31, 2007.

Operating netback reconciliation ($ millions)
Production increase	35.5
Price decrease, including realized gains on financial instruments	(27.6)
Royalty increase	(3.0)
Transportation cost increase	(0.9)
Operating cost increase	(7.7)
Increase (decrease) in net operating income	(3.7)

General and administrative costs

General and administrative expenses increased to $8.0 million for the three months ended March 31, 2008 compared to $4.8 million for the three months ended March 31, 2007. The increase is due primarily to higher staff levels related to the Birchwavy Acquisition and the resulting expansion of PET’s production base and number of core operational areas. In addition PET moved its head office to rental space in December 2007 following the sale of its previous premises and as a result the Trust now incurs rental expense. Approximately $0.3 million of the increase is due to higher non-cash stock-based compensation expense resulting from a higher number of unit incentive rights (“Incentive Rights”) outstanding. General and administrative expenses are typically highest in the first and second quarters of each year due to annual compensation programs and activities related to the Trust’s year end including audit and reserve evaluation fees and year end reporting to Unitholders.

Interest

Interest and other expense totaled $3.8 million for the three months ended March 31, 2008 as compared to $3.1 million for the comparable period in 2007. Interest expense has increased primarily as a result of higher average bank debt of $337 million in the first quarter of 2008 as compared to $237 million for the first quarter of 2007, partially offset by a gain on investment of $0.4 million related to the increase in market value of the Trust’s investment in Cordero Energy Inc. (“Cordero”), a publicly traded oil and gas exploration company. The investment was obtained in the third quarter of 2007 as a result of the acquisition by Cordero of Sebring Energy Ltd., a private oil and gas company in which the Trust had an investment through an exchange of undeveloped lands for shares in 2005. In February 2008 Cordero announced that all of its outstanding shares would be acquired for cash by a government-owned utility. As of April 15, 2008 the minimum 66.667% number of tendered Cordero shares required to proceed with mandatory take-up of the remaining outstanding shares had not been achieved, and as such the deadline for the offer was extended to April 29, 2008 and again to May 13, 2008.

Interest on convertible debentures for the three months ended March 31, 2008 increased by $1.5 million compared to the three months ended March 31, 2007 due primarily to the issuance of $75 million of 6.5 percent convertible unsecured subordinated debentures in June 2007 as partial funding for the Birchwavy Acquisition. Included in convertible debenture interest expense is $0.8 million of non-cash expenses related primarily to the amortization of debt issue costs as compared to $0.5 million for the comparative period in 2007.

Gas over bitumen royalty adjustments

In 2004 and 2005 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas (“Royalty Regulation”), which provide a mechanism whereby the Government may prescribe additional royalty components to effect a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB as a result of certain bitumen conservation decisions. The formula for calculation of the royalty reduction provided in the Royalty Regulation is:

0.5 x ((deemed production volume x 0.80) x (Alberta Gas Reference Price - $0.3791/GJ))

The Trust’s net deemed production volume for purposes of the royalty adjustment was 20.0 MMcf/d in the first quarter of 2008. Deemed production represents all PET natural gas production shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the AEUB, or through correspondence in relation to an AEUB ID 99-1 application.  In accordance with IL 2004-36, the deemed production volume related to wells shut-in is reduced by ten percent per year on the anniversary date of the shut-in order. Deemed production increased 0.2 MMcf/d from 19.8 MMcf/d for the three months ended March 31, 2007 as a result of the acquisition of approximately 2.0 MMcf/d of deemed production in the second quarter of 2007, offset by the annual ten percent reduction in deemed production volumes discussed previously.

The majority of royalty adjustments received have been recorded on PET’s balance sheet rather than reported as income as the Trust cannot determine if, when or to what extent the royalty adjustments may be repayable through incremental royalties if and when gas production recommences.  Royalty adjustments may be repayable to the Crown in the form of an overriding royalty on gas production from wells which resume production within the gas over bitumen area. However, all royalty adjustments are recorded as a component of funds flow.

In the second quarter of 2006, PET disposed of certain shut-in gas wells in the gas over bitumen area. As part of the disposition agreement, the Trust continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyer. As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility. As a result of this disposition, the gas over bitumen royalty adjustments received by the Trust for the affected wells are now considered revenue since they will not be repaid to the Crown.

For the three months ended March 31, 2008 the Trust received $4.3 million in gas over bitumen royalty adjustments, of which $0.8 million was classified as revenue and $3.5 million was recorded on the Trust’s balance sheet, as compared to $5.0 million received in the first quarter of 2007. Cumulative royalty adjustments received to March 31, 2008 total $81.8 million.

Funds Flow

As a result of the variables discussed above, funds flow netbacks decreased 35 percent from $5.14 per Mcfe in the first quarter of 2007 to $3.36 per Mcfe in the first quarter of 2008. Realized gas prices were $1.65 per Mcfe lower in the first quarter of 2008 relative to the comparable 2007 period, accounting for 93 percent of the reduction. Funds flow decreased by 14 percent to $56.2 million ($0.51 per Trust Unit) for the three months ended March 31, 2008 from $65.6 million ($0.76 per Trust Unit) in the 2007 period. The decrease in funds flow per Trust Unit from 2007 was primarily due to the increased number of Trust Units outstanding as a result of financing activities for the Birchwavy Acquisition combined with the decrease in realized prices described above.

Depletion, depreciation, accretion and exploration expense

In accordance with successful efforts accounting, PET expenses exploration costs including seismic expenditures, dryhole costs and expired leases. Exploration expenses decreased to $3.7 million for the three months ended March 31, 2008 from $5.2 million for the first quarter of 2007 primarily due to lower seismic expenditures during the 2008 period.

Depletion, depreciation and accretion (“DD&A”) expense increased from $46.8 million in the first quarter of 2007 to $56.2 million in 2008 due primarily to increased production volumes. PET’s depletion rate decreased eight percent to $3.36 per Mcfe in the three months ended March 31, 2008 as compared to $3.67 per Mcfe in the first quarter of 2007.  The decrease in the DD&A rate for the first quarter of 2008 as compared to the DD&A rate in 2007 is due to the low cost of proved reserve additions provided by the Birchwavy Acquisition.

Earnings (Loss)

The Trust reported a net loss of $85.7 million ($0.78 per basic and diluted Trust Unit) for the three months ended March 31, 2008 as compared to a net loss of $39.3 million ($0.46 per basic and diluted Trust Unit) for the 2007 period. The net loss in 2008 is primarily due to a $79.2 million unrealized loss on financial instruments driven by the significant increase in AECO natural gas prices during the period.

Asset Retirement Obligation

The Trust’s asset retirement obligation is estimated by a third party consulting firm based on PET’s net ownership interest in all wells and facilities and estimated costs to abandon wells, decommission facilities and reclaim leases and roads, discounted at a credit-adjusted interest rate to arrive at a net present value figure. The timing of asset retirement expenditures is estimated based on the reserve life of assets according to the Trust’s external reserve report prepared as of December 31, 2007. These expenditures are currently expected to occur over the next 25 years with the majority of costs incurred between 2015 and 2020. PET’s asset retirement obligation decreased from $194.1 million at December 31, 2007 to $193.6 million at March 31, 2008 as accretion expense and additional obligations from first quarter drilling activity were offset by obligations disposed of in conjunction with non-core property dispositions and asset retirement expenditures of $1.7 million for the current period.

Income taxes and proposed changes to trust tax legislation

On June 22, 2007, new legislation was passed (the "Trust Tax Legislation") pursuant to which certain distributions will be subject to a trust-level tax and will be characterized as dividends to the Unitholders, commencing January 1, 2011.

Once the Trust Tax Legislation becomes applicable to PET, distributions to PET's unitholders will no longer be deductible in computing trust taxable income. In conjunction with the trust level tax, the personal tax on distributions will be similar to the tax paid on a dividend received from a taxable Canadian corporation.  This will effectively reduce the income available for distribution to PET's Unitholders, with the end result being a two-tiered tax structure similar to that of corporations and the double taxation of distributions for Unitholders who hold their Trust Units in registered accounts such as RRSP, RRIF and RESP accounts.

The new trust tax applies to PET effective January 1, 2011 assuming the Trust continues to comply with the “normal growth” provisions as outlined by the federal government. Specifically “normal growth” includes equity growth within certain “safe harbour” limits measured by reference to a Specified Investment Flow Through’s (“SIFT”) market capitalization as of the end of trading on October 31, 2006. The safe harbour calculation is calculated as a percentage of the market value of the SIFT’s issued and outstanding publicly-traded trust units and not including any convertible debt, options or other interests convertible into or exchangeable for trust units. Those safe harbour limits are 40 percent for the period from November 1, 2006 to December 31, 2007, and 20 percent each for calendar 2008, 2009 and 2010. These limits are cumulative, so that any unused limit for a period carries over into the subsequent period. Additional details of the guidelines include the following:

(i) new equity for these purposes includes units and debt that is convertible into units, and may include other substitutes for equity;

(ii) replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour; and

(iii) the exchange, for trust units, of exchangeable partnership units or exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for these purposes and will therefore not affect the safe harbour where the issuance of the trust units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT.

The Trust’s market capitalization as of the close of trading on October 31, 2006, having regard only to its issued and outstanding publicly-traded Trust Units, was approximately $1.4 billion, which means the Trust’s safe harbour equity growth amount for the period ending December 31, 2007 was approximately $560 million, and for each of calendar 2008, 2009 and 2010 is an additional approximately $280 million, not including equity issued to replace the Trust’s debt that was outstanding on October 31, 2006, including convertible debentures. Failure to comply with the “normal growth” provisions as outlined would result in the Trust being subject to the new tax immediately, as opposed to January 1, 2011. Since October 31, 2006 PET has issued approximately $372 million of new Trust Units and convertible debentures through the public offering completed on June 20, 2007, the Trust’s Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP Plan”) and Unit Incentive Plan.

Currently, the Trust Tax Legislation provide that the tax rate will be the federal general corporate income tax rate (which is anticipated to be 16.5 percent in 2011, and 15 percent in 2012) plus the provincial SIFT tax factor (which is set at a fixed rate of 13 percent), for a combined tax rate of 29.5 percent in 2011 and 28 percent in 2012.

On February 26, 2008, the Minister of Finance announced that instead of basing the provincial component of the tax on a flat rate of 13 percent, the provincial component will instead be based on the general provincial corporate income tax rate in each province in which PET has a permanent establishment (the "Provincial SIFT Tax Proposal").  For purposes of calculating this component of the tax, the general corporate taxable income allocation formula will be used.  Specifically, PET's taxable distributions will be allocated to provinces by taking half of the aggregate of:

•

that proportion of the Trust's taxable distributions for the year that the Trust's wages and salaries in the province are of its total wages and salaries in Canada; and

•

that proportion of the Trust's taxable distributions for the year that the Trust's gross revenues in the province are of its total gross revenues in Canada.

Under the Provincial SIFT Tax Proposal PET would be considered to have a permanent establishment in Alberta, where the provincial tax rate in 2011 is expected to be ten percent, which will result in an effective tax rate of 26.5 percent in 2011 and 25 percent in 2012.  Taxable distributions that are not allocated to any province would instead be subject to a ten percent rate constituting the provincial component.  There can be no assurance, however, that the Provincial SIFT Tax Proposal will be enacted as proposed.

PET has not recorded a future income tax liability as a result of the Trust Tax Legislation being enacted. Based on production forecasts for PET’s proved reserves included in the independent reserve report as at December 31, 2007, the tax values of the Trust’s assets are projected to exceed the related book values by January 1, 2011, the date the direct tax on distributions within the Trust becomes effective. PET has estimated tax pools of $710 million at March 31, 2008 and intends to maximize the preservation of tax pools over the transition period in order to minimize the tax consequences faced by the Trust in 2011 and future years.

SUMMARY OF QUARTERLY RESULTS

Quarterly results	Three months ended
($ thousands except where noted)	Mar 31, 2008	Dec 31, 2007	Sept 30, 2007	June 30, 2007

Natural gas revenues before royalties (1)	121,878	109,919	98,508	104,451
Natural gas production (MMcfe/d)	183.8	190.3	193.1	155.0
Funds flow (2)	56,191	59,622	41,212	72,669
Per Trust Unit - basic	0.51	0.55	0.38	0.81
Net earnings (loss)	(85,660)	(4,970)	5,246	9,128
Per Trust Unit - basic	(0.78)	(0.05)	0.05	0.10
- diluted	(0.78)	(0.05)	0.05	0.10
Realized natural gas price ($/Mcfe)	7.29	7.07	5.66	8.80
Average AECO Monthly Index price ($/Mcf)	7.13	6.00	5.64	7.37

Quarterly results	Three months ended
($ thousands except where noted)	Mar 31, 2007	Dec 31, 2006	Sept 30, 2006	June 30, 2006

Natural gas revenues before royalties (1)	99,693	94,564	96,576	97,856
Natural gas production (MMcfe/d)	141.7	144.6	154.6	162.9
Funds flow (2)	65,597	58,166	60,770	56,605
Per Trust Unit - basic	0.76	0.69	0.72	0.68
Net earnings (loss)	(39,261)	(68,254)	19,619	21,816
Per Trust Unit – basic	(0.46)	(0.80)	0.23	0.26
- diluted	(0.46)	(0.80)	0.23	0.26
Realized natural gas price ($/Mcfe)	8.94	7.83	7.36	6.85
Average AECO Monthly Index price ($/Mcf)	7.46	6.36	6.03	6.27

(1)

Excludes realized gains (losses) on financial instruments.

(2)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A.

Natural gas revenues were highest in the first quarter of 2008 and the fourth quarter of 2007 due to higher production levels as a result of the Birchwavy Acquisition, and in the second quarter of 2007 due to $18.6 million in realized gains on early termination of financial forward natural gas contracts. Funds flows are dependent on cash netbacks for gas production, and as such were highest in the first and second quarter of 2007 when the realized gas price was highest and lowest in the third quarter of 2007 when the realized gas price dropped to $5.66 per Mcfe.

Net earnings were highest in the second and third quarters of 2006 as a result of unrealized gains on financial instruments and the reclassification of certain gas over bitumen royalty adjustments into earnings, respectively. The net loss in the fourth quarter of 2006 was due to impairment charges at east central Alberta and Saskatchewan and higher DD&A expenses as compared to previous quarters. The net losses in the first quarter of 2007 and 2008 were due to unrealized losses of $48.5 million and $79.2 million respectively on the change in mark-to-market value of PET’s financial instruments during the periods.

LIQUIDITY AND CAPITAL RESOURCES

	Three months ended
Net debt ($ thousands except per Trust Unit and percent amounts)	March 31, 2008	December 31, 2007
Bank debt	331,819	342,190
Convertible debentures, measured at principal amount	236,109	236,109
Working capital deficiency (surplus) (1)	14,495	(6,519)
Net debt	582,423	571,780
Trust Units outstanding (thousands)	110,760	109,557
Market price at end of period ($/Trust Unit)	8.30	6.30
Market value of Trust Units	919,308	690,209
Total capitalization (1)	1,501,731	1,261,909
Net debt as a percentage of total capitalization (%)	38.8	45.3
Annualized funds flow (1)	224,764	238,488
Net debt to annualized funds flow ratio (times) (1)	2.6	2.4

(1)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A. Annualized funds flow in the prior year column is for the fourth quarter of 2007.

PET has a demand credit facility with a syndicate of Canadian chartered banks. The revolving feature of the facility expires on May 26, 2008 if not extended. Pursuant to the terms of the credit facility agreement, the Trust will request an extension of the facility until May 2009, and expects that this request will be granted. Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year. The borrowing base on the facility is currently $400 million. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility. Bank debt decreased to $331.8 million at March 31, 2008, as compared to $342.2 million at December 31, 2007 as a result of funds flows in excess of distributions during the period and proceeds of $8.1 million received through the Trust’s distribution reinvestment program. In addition to amounts outstanding under the credit facility PET has outstanding letters of credit in the amount of $4.38 million.

PET’s working capital deficiency increased to $14.5 million at March 31, 2008 from a surplus of $6.5 million at December 31, 2007. PET will typically experience a working capital deficiency during periods of active capital spending as revenues are received 25 days after the month of delivery while the majority of operating and capital expenditures are paid over a 45 to 60 day time frame. As at March 31, 2008 a significant portion of the costs related to the Trust’s winter capital program were included in accounts payable and accrued liabilities at the balance sheet date, leading to the increased working capital deficiency as compared to December 31, 2007.

At March 31, 2008 PET had convertible debentures outstanding as follows:

Convertible debentures	6.50%	2006 – 6.25%	2005 – 6.25%	8%
Principal outstanding ($ millions)	75.0	100.0	55.3	5.9
Maturity date	June 30, 2012	April 30, 2011	June 30, 2010	September 30, 2009
Conversion price ($ per Trust Unit)	14.20	23.80	19.35	14.20
Fair market value ($ millions)	$69.7	$97.2	$55.3	$6.0

Fair values of debentures are calculated by multiplying the number of debentures outstanding at March 31, 2008 by the quoted market price per debenture at that date. None of the debentures were converted into Trust Units during the three months ended March 31, 2008.

Net debt to annualized funds flow increased to 2.6 times for the quarter ended March 31, 2008 from 2.4 times for the quarter ended December 31, 2007 as a result of expenditures related to the Trust’s winter capital program. PET anticipates that net debt to annualized funds flow will decrease in future quarters in 2008 as production additions from the capital program will lead to increased cash flows and quarterly capital expenditures will be lower.

A reconciliation of the increase in net debt from December 31, 2007 to March 31, 2008 is as follows:

Reconciliation of net debt ($ millions)
Net debt, December 31, 2007	571.8
Exploration and development and other capital expenditures	46.8
Acquisitions, net of dispositions	(6.3)
Funds flow	(56.2)
Distributions	33.1
Proceeds from DRIP plan	(8.1)
Increase in value of marketable securities	(0.4)
Expenditures on asset retirement obligations	1.7
Net debt, March 31, 2008	582.4

PET has a distribution reinvestment and optional Unit purchase plan (“DRIP plan”) which provides Unitholders with the opportunity to reinvest monthly cash distributions to acquire additional Trust Units at 94 percent of the Treasury Purchase Price, which is defined as the daily volume weighted average trading price of the Trust Units for the ten trading days immediately proceeding a distribution payment date (“Treasury Purchase Price”). As well, subject to thresholds and restrictions described in the DRIP plan, it contains a provision for the purchase by Canadian unitholders of additional Trust Units with optional cash payments of up to $100,000 per participant per fiscal year of PET at the same six percent discount to the Treasury Purchase Price.  No additional commissions, service or brokerage fees are charged to the Unitholder for these transactions. Through the DRIP Plan $8.1 million was invested by Unitholders during the three months ended March 31, 2008 and a total of 1,202,000 Trust Units were issued at an average price of $6.78 per Trust Unit. Effective March 2008, no Trust Units are available under the optional cash purchase component of the DRIP until further notice.

Distributions

Distributions are determined monthly by the Board of Directors of the Trust’s administrator taking into account PET’s forecasted production, capital spending and cash flow, forward natural gas price curves, the Trust’s current hedging position, targeted debt levels and debt repayment obligations. The following items are considered in arriving at cash distributions to Unitholders:

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Exploration and development expenditures;

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Projected production additions;

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Debt repayments to the extent required or deemed appropriate by management to preserve balance sheet strength for future opportunities;

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Base production forecasts;

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Current financial and physical forward natural gas sales contracts;

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Forward market for natural gas prices;

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Site reclamation and abandonment expenditures; and

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Working capital requirements.

Distributions for the first quarter of 2008 totaled $33.1 million or $0.30 per Trust Unit consisting of $0.10 per Trust Unit paid on February 15, March 17 and April 15. The Trust’s payout ratio, which is the ratio of distributions to funds flow, was 58.9 percent in the current quarter as compared to 62.9 percent for the first quarter of 2007. PET’s distributions are less than funds flow as the Trust retains a portion of its funds flow to finance capital expenditures and debt repayments. The payout ratio in future periods will largely be determined by the Trust’s capital spending plans and resulting production levels, royalty rates, operating costs and natural gas prices, which have experienced significant volatility in 2008.

PET anticipates that distributions and capital expenditures for the remainder of 2008 and 2009 will be funded by funds flow and proceeds from the Trust’s DRIP plan; however changes in natural gas prices, cash netbacks and production levels can affect future capital spending plans and distributions. Acquisitions will continue to be funded through a combination of internally generated funds, equity offerings and debt financing.

	Three months ended March 31
Distributions ($ thousands)	2008	2007
Cash flows from operating activities	52,901	66,949
Net earnings (loss)	(85,660)	(39,261)
Distributions	33,109	41,275
Excess (shortfall) of cash flows from operating activities over distributions	19,792	25,674
Excess (shortfall) of net earnings (loss) over distributions	(118,769)	(80,536)

The Trust targets long-term sustainability of both its production base and distributions to Unitholders. As such, PET’s distribution rates are designed to result in an excess of cash flows from operating activities over distributions which will provide the majority of the funding for PET’s exploration and development expenditures for the respective periods. The excess of $19.8 million for the three months ended March 31, 2008 and $25.7 million for the three months ended March 31, 2007 compare to exploration and development expenditures on PET’s cash flow statement of $43.4 million and $59.1 million for those periods, respectively. The Trust’s capital expenditures are typically highest in the first quarter of the year, as many of PET’s northeast Alberta assets are only accessible in the winter months. In periods where the excess of cash flows from operating activities over distributions is less than exploration and development expenditures, the shortfall is funded by proceeds from the Trust’s DRIP program, additional bank borrowings and external financing activities as appropriate.

The Trust has an excess of distributions over net earnings in all periods presented and distributions are likely to continue to exceed net earnings in future periods. PET does not typically compare distributions to earnings due to the significant impact of non-cash items on earnings, such as unrealized gains and losses on financial instruments and DD&A, which have no impact on the Trust’s ability to pay distributions. Where distributions exceed net earnings, a portion of the cash distributions declared may represent an economic return of capital to the Trust’s Unitholders.

2008 Outlook and Sensitivities

Significant improvement in the forward market for natural gas coupled with PET’s current hedging and physical forward sales portfolio has increased the Trust’s financial flexibility substantially. As at May 8, 2008, the current actual and forward market for natural gas for April through December 2008 is $9.60 per GJ at AECO. Combined with actual prices to the end of the first quarter, the AECO Monthly Index forecast for 2008 by the forward market is $8.89 per GJ.  The following table reflects PET’s projected realized gas price, monthly funds flow and payout ratio at the current monthly distribution of $0.10 per Trust Unit for 2008 at certain AECO natural gas price levels and incorporating the Trust’s current financial hedges and physical forward sales contracts.

Funds flow sensitivity analysis	Average AECO Monthly Index Gas Price April to December 2008 ($/GJ)
	$7.00	$8.00	$9.00	$10.00
Oil and natural gas production (MMcfe/d)	188	188	188	188
Realized gas price (1) ($/Mcfe)	7.36	7.79	8.23	8.66
Funds flow (2) ($million/month)	18.6	20.0	22.3	24.2
Per Trust Unit ($/Unit/month)	0.167	0.180	0.201	0.218
Payout ratio (2) (%)	60	56	48	46
Ending net debt ($million)	568	551	523	501
Ending net debt to funds flow ratio (3) (times)	2.5	2.3	2.0	1.7

(1) PET’s weighted average forward price on an average of 102,000 GJ/d for the period from April 1 to December 31, 2008 is $7.48 per GJ.

(2)  These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in management’s discussion and analysis.

(3)  Calculated as ending net debt (including convertible debentures) divided by estimated annualized funds flow.

OTHER SIGNIFICANT ACCOUNTING POLICIES AND NON-GAAP MEASURES

Payout ratio

Payout ratio refers to distributions measured as a percentage of funds flow for the period and is used by management to analyze funds flow available for development and acquisition opportunities as well as overall sustainability of distributions. Funds flow does not have any standardized meaning prescribed by GAAP and therefore payout ratio may not be comparable to the calculation of similar measures for other entities.

Operating and funds flow netbacks

Operating and funds flow netbacks are used by management to analyze margin and funds flow on each Mcfe of oil and natural gas production. Operating and funds flow netbacks do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to the calculation of similar measures for other entities. Operating and funds flow netbacks should not be viewed as an alternative to funds flow from operations, net earnings per Trust Unit or other measures of financial performance calculated in accordance with GAAP.

Unitholders’ equity before distributions and cumulative distributions since inception

Unitholders’ equity before distributions and cumulative distributions since inception are used by management to compare total equity before any reduction for distributions from period to period. Unitholders’ equity before distributions and cumulative distributions since inception do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to the calculation of similar measures for other entities. Unitholders’ equity before distributions and cumulative distributions since inception should not be viewed as alternatives to Unitholders’ equity or other measures calculated in accordance with GAAP.

Total capitalization

Total capitalization is equal to net debt including convertible debentures plus market value of issued equity and is used by management to analyze leverage.  Total capitalization as presented does not have any standardized meaning prescribed by GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

Revenue, including realized gains (losses) on financial instruments

Revenue, including realized gains (losses) on financial instruments is used by management to calculate the Trust’s net realized natural gas price taking into account monthly settlements on financial forward natural gas sales and foreign exchange contracts. These contracts are put in place to protect PET’s funds flows from potential volatility in natural gas prices, and as such any related realized gains or losses are considered part of the Trust’s natural gas price. Revenue, including realized gains (losses) on financial instruments does not have any standardized meaning as prescribed by GAAP and should not be reviewed as an alternative to Revenue or other measures calculated in accordance with GAAP.

Working capital (deficiency)

Working capital and working capital deficiency are calculated by the Trust as current assets less current liabilities, excluding assets and liabilities relating to financial instruments, in order to analyze short-term cash requirements without including mark-to-market balances that may settle for significantly different amounts than those presented on the balance sheet. Working capital (deficiency) as presented does not have any standardized meaning prescribed by GAAP and therefore it may not be comparable with the calculation of working capital (deficiency) for other entities.

INTERNAL CONTROLS

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Trust is accumulated and communicated to the Trust's management, as appropriate, to allow timely decisions regarding required disclosure.  PET’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of March 31, 2008 that the Trust's disclosure controls and procedures are effective to provide reasonable assurance that material information related to PET, including its consolidated subsidiaries, is made known to them by others within those entities. During the three months ended March 31, 2008, there have been no changes in PET’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Trust’s internal control over financial reporting.

NEW ACCOUNTING STANDARDS

The Canadian Institute of Chartered Accountants ("CICA") has released new accounting standards for implementation effective January 1, 2008, as follows:

a) Section 3031 – Inventories. The new standard replaces the previous inventories standard and prescribes certain methods for valuing inventories. The adoption of this standard has had no material impact on PET’s consolidated financial statements.

b) Section 3862 – Financial Instruments - Disclosures and Section 3863 - Financial Instruments - Presentation. The new disclosure standard requires increased disclosure regarding the Trust’s financial instruments, the risks associated with these instruments and how the risks are managed. The new presentation standard carries forward the former presentation requirements. The required disclosures are contained in Notes 1a) and 12 to the Trust’s interim unaudited consolidated financial statements.

c) Section 1535 - Capital Disclosures. The new standard requires the Trust to disclose its definition of capital and its objectives, policies and processes for managing its capital structure. The required disclosures are contained in Note 12 to the Trust’s interim unaudited consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

The MD&A is based on the Trust’s consolidated financial statements which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. PET bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

The critical accounting estimates employed by PET in the preparation of its consolidated financial statements are discussed in the MD&A for the year ended December 31, 2007. In addition, the following critical accounting estimate was used in the consolidated financial statements for the three months ended March 31, 2008.

Purchase price allocation

Corporate acquisitions are accounted for by the purchase method of accounting whereby the purchase price is allocated to the assets and liabilities acquired based on their fair value, as estimated by management at the time of acquisition. The excess of the purchase price over the fair values represents goodwill. In order to estimate fair values, management has to make various assumptions including commodity prices, reserves acquired and discount rates. Differences from these estimates may impact the future financial statements of the Trust.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

PET’s operations are affected by a number of underlying risks both internal and external to the Trust.  These risks are similar to those affecting others in both the conventional oil and gas royalty trust sector and the conventional oil and gas producers sector. The Trust’s financial position, results of operations and cash available for distribution to Unitholders are directly impacted by these factors.

Income taxes

The Trust Tax Legislation results in a tax applicable at the trust level on certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and treats distributions as dividends to the Unitholders. Existing trusts will have a four-year transition period and, subject to the qualification below, the new tax will apply in January 2011.  Once applied the new tax will affect PET’s funds flow and may impact cash distributions from the Trust.

In light of the foregoing, the Trust Tax Legislation has reduced the value of the Trust’s units which increases the cost to PET of raising capital in the public capital markets for acquisition opportunities. PET’s access to capital markets could also be affected by this legislation. In addition, the Trust Tax Legislation is expected to place PET and other Canadian energy trusts at a competitive disadvantage relative to industry competitors, including U.S. master limited partnerships, which will continue to not be subject to entity-level taxation. There can be no assurance that PET will be able to reorganize its legal and tax structure to substantially mitigate the expected impact of the Trust Tax Legislation.

Gas over bitumen issue

On July 24, 2007 the Alberta Energy and Utilities Board (“EUB”) released Decision 2007-056 related to the application for shut-in of certain natural gas production in northeast Alberta. Although PET does not produce natural gas in the area identified in Decision 2007-056, the EUB did note in its conclusions that a broad bitumen conservation strategy may be required for all areas where natural gas production may interfere with eventual bitumen recovery.  It is possible that such a strategy, when drafted and implemented by the EUB, will affect future natural gas production from reservoirs owned by the Trust and located within the gas over bitumen areas of concern. Decision 2007-056 did not specifically provide a timeline or process for arriving at a general bitumen conservation strategy.

Depletion of reserves

The Trust has certain unique attributes which differentiate it from some other oil and gas industry participants.  Distributions, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil and natural gas reserves.  PET will not be reinvesting cash flow in the same manner as other industry participants as one of the main objectives of the Trust is to maximize long-term distributions.  Accordingly, absent capital injections, PET’s initial production levels and reserves will decline.

PET’s future oil and natural gas reserves and production and therefore its funds flows will be highly dependent on PET’s success in exploiting its reserve base and acquiring additional reserves.  Without reserves additions through acquisition or development activities, the Trust’s reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital including the issuance of additional Trust Units become limited or unavailable PET’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired.  To the extent that PET is required to use funds flow to finance capital expenditures or property acquisitions, the level of distributions will be reduced.

PET reinvests capital to minimize the effects of natural production decline on its asset base. The Trust currently estimates that capital expenditures of $100 million to $130 million annually are required to maintain production at current levels. There can be no assurance that PET will be successful in developing or acquiring additional reserves on terms that meet the Trust’s investment objectives.

Other risks and uncertainties affecting PET’s operations are substantially unchanged from those presented in the MD&A for the year ended December 31, 2007.

FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking information with respect to PET.

The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “outlook” and similar expressions are intended to identify forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.  We believe the expectations reflected in these forward-looking statements are reasonable.  However, we cannot assure the reader that these expectations will prove to be correct.  The reader should not unduly rely on forward-looking statements included in this report.  These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements pertaining to the following:

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the quantity and recoverability of PET’s reserves;

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the timing and amount of future production;

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prices for natural gas produced;

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operating and other costs;

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business strategies and plans of management;

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supply and demand for natural gas;

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expectations regarding PET’s access to capital to fund its acquisition, exploration and development activities;

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the disposition swap, farm in, farm out or investment in certain exploration properties using third party resources;

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the use of exploration and development activity and acquisitions to replace and add to reserves;

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the impact of changes in natural gas prices on funds flow after hedging;

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drilling, completion, facilities and construction plans;

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the existence, operations and strategy of the commodity price risk management program;

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the approximate and maximum amount of forward sales and hedging to be employed;

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the Trust’s acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived there from;

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the impact of Canadian federal and provincial governmental regulation on the Trust relative to other issuers;

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PET’s treatment under governmental regulatory regimes;

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the goal to sustain or grow production and reserves through prudent asset management and acquisitions;

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the emergence of accretive growth opportunities; and

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PET’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets.

PET’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A which include but are not limited to:

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volatility in market prices for natural gas;

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risks inherent in PET’s operations;

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uncertainties associated with estimating reserves;

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competition for, among other things; capital, acquisitions of reserves, undeveloped lands, skilled personnel, equipment for drilling, completions, facilities and pipeline construction and maintenance;

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incorrect assessments of the value of acquisitions;

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geological, technical, drilling and process problems;

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general economic conditions in Canada, the United States and globally;

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industry conditions including fluctuations in the price of natural gas;

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royalties payable in respect of PET’s production;

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governmental regulation of the oil and gas industry, including environmental regulation;

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fluctuation in foreign exchange or interest rates;

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unanticipated operating events that can reduce production or cause production to be shut-in or delayed;

•

stock market volatility and market valuations; and

•

the need to obtain required approvals from regulatory authorities.

The above list of risk factors is not exhaustive. The forward-looking statements contained in this MD&A are made as at the date of this MD&A and PET does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Additional information on PET, including the most recent filed annual report and annual information form, can be accessed from SEDAR at www.sedar.com or from the Trust’s website at www.paramountenergy.com.